Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012
New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY

2	FINANCIAL AND OPERATING HIGHLIGHTS
3	Financial highlights
4	Operating highlights
4	Development and exploration highlights
5	Corporate developments

6	OUTLOOK FOR 2012

7	KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK
7	Key performance drivers
8	Economic outlook

9	CORPORATE RESPONSIBILITY

10	FINANCIAL AND OPERATING RESULTS
10	Summary of quarterly financial results
13	Summary of year to date financial results
16	Review of operating mines

23	DEVELOPMENT AND EXPLORATION REVIEW

25	FINANCIAL CONDITION REVIEW
25	Balance sheet review
27	Liquidity and cash flow
28	Commitments
28	Contingencies
29	Contractual obligations
29	Related party transactions
29	Off-balance sheet arrangements
29	Subsequent event
29	Outstanding shares

30	NON-GAAP FINANCIAL PERFORMANCE MEASURES

32	ENTERPRISE RISK MANAGEMENT
32	General risks
33	Financial risk management

37	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

37	CONTROLS AND PROCEDURES

38	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2012

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”) and including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the three and nine month periods ended September 30, 2012 and 2011 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in millions, unless otherwise noted. This MD&A has been prepared as at November 1, 2012. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in the United States, Canada, Mexico and Australia and development projects in Canada and Chile. With a strong financial position and an experienced management team and Board of Directors, the Company has a solid platform to continue to execute New Gold’s growth strategy. During the third quarter of 2012, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) and Peak Gold Mines in Australia (“Peak Gold Mines”) combined to produce 104,577 ounces of gold.

New Gold’s production costs remain very competitive when compared to the broader gold mining industry and provide the Company with strong margins(1). In the third quarter of 2012, New Gold achieved total cash costs(1) of $443 per ounce of gold sold and an average realized gold price(1) of $1,560 per ounce, resulting in a margin(1) per ounce of $1,117. This compares to a margin per ounce of $1,042 in the third quarter of 2011. New Gold has been able to maintain its costs well below the industry average as the Company also produces silver and copper as by-product metals, which have historically moved in line with some of the input cost pressures faced by the mining industry.

New Gold continues to build on its successful portfolio which now consists of four operating mines and two development projects, all located in jurisdictions that are generally considered favourable to mining activities.

On July 31, 2012, New Afton declared commercial production, defined as an average of 60% of mill capacity in a consecutive 30-day period, ahead of the August target.  New Afton then reached full production, defined as 100% of mill capacity in a consecutive 30-day period, on September 21st, one month ahead of the November 2012 target.

During the quarter, New Gold announced the Preliminary Economic Assessment (“PEA”) for the Blackwater Project (“Blackwater”) located in British Columbia, Canada.  Over the initial 15 years of its mine life, Blackwater is estimated to produce an annual average of 507,000 ounces of gold and 2,039,000 ounces of silver at total cash costs per ounce sold, net of by-product sales, of $536 per ounce.  At assumed gold and silver prices of $1,275 and $22.50 per ounce and a 0.94 US$/CDN$ foreign exchange rate, Blackwater is expected to yield a base case after-tax, 5% net present value ("NPV") of $1.1 billion and an after-tax internal rate of return ("IRR") of 14.0%. At spot commodity prices as at September 20, 2012, of $1,775 per ounce gold and $34.50 per ounce silver and a parity exchange rate, the after-tax, 5% NPV and IRR move to $2.8 billion and 25.8%, respectively. Indicated and Inferred Resources used in the PEA are 7.5 and 2.7 million ounces of gold, respectively.

The PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Operating information:
Gold (ounces):
Produced	104,577	90,384	299,009	286,484
Sold	95,166	93,028	285,769	292,279
Silver (ounces):
Produced	488,339	380,581	1,537,230	1,536,309
Sold	492,296	379,632	1,506,139	1,567,777
Copper (thousands of pounds):
Produced	14,207	2,567	21,900	9,418
Sold	9,190	4,857	15,855	12,399
Average realized price (1):
Gold ($/ounce)	1,560	1,570	1,540	1,430
Silver ($/ounce)	30.09	37.71	30.32	36.25
Copper ($/pound)	3.69	3.39	3.60	3.84
Total cash costs per gold ounce sold (1) (2)	443	528	486	409
Average realized margin (1) ($/ounce)	1,117	1,042	1,054	1,021

Financial Information:
Revenues	195.5	175.5	540.4	518.3
Earnings from mine operations	77.3	76.0	231.4	240.0
Net earnings	17.8	40.7	75.1	144.0
Adjusted net earnings (1)	42.6	49.5	133.5	145.6
Cash generated from operations	67.1	93.0	205.3	240.8
Net cash generated from continuing operations	46.7	70.7	129.6	163.7
Capital expenditures	142.6	112.0	404.0	255.1

Share Data:
Earnings per share from continuing operations:
Basic	0.04	0.09	0.16	0.34
Diluted	0.03	0.09	0.16	0.33
Adjusted net earnings per basic share (1)	0.09	0.11	0.29	0.34
Share price as at September 30 (TSX – Canadian dollars)	12.05	10.82	12.05	10.82
Weighted average outstanding shares (basic) (millions)	462	450	462	422

1.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

2.
The calculation of total cash costs per gold ounce sold is net of by-product silver and copper revenues. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended September 30, 2012 would be $699 per ounce of gold (2011 - $692), $14.02 per ounce of silver (2011 - $16.49); and $2.03 per pound of copper (2011 - $2.07). For the nine months ended September 30, 2012, co-product cash costs would be $675 per ounce of gold (2011 - $598), $13.45 per ounce of silver (2011 - $15.13); and $1.91 per pound of copper (2011 - $2.18).

FINANCIAL HIGHLIGHTS

•   Revenues were $195.5 million for the third quarter of 2012, an increase of 11% compared to $175.5 million in the same period in 2011. The increase was driven primarily by higher sales volumes across all metals compared to the same prior year period, positively impacted by two months of commercial production at New Afton.  Partly offsetting this benefit, the average realized price of gold and silver decreased from $1,570 in the same prior year period to $1,560 per ounce of gold, and from $37.71 in the same prior year period to $30.09 per ounce of silver.  The average realized price of copper increased from $3.39 in the same prior year period to $3.69 per pound.  Revenues were $540.4 million for the first nine months of 2012, an increase of 4% over $518.3 million in the same prior year period.

•   Earnings from mine operations were $77.3 million in the third quarter of 2012 relative to $76.0 million in the same prior year period.  Although revenues increased compared to the same prior year period, this was offset by additional depreciation expense incurred related to higher quarterly production and the start of depletion of the initial capital cost of New Afton. Earnings from mine operations was $231.4 million for the first nine months of 2012 compared to $240.0 million in the same prior year period.

•   Net earnings from continuing operations were $17.8 million or $0.04 per basic share compared to $40.7 million or $0.09 per basic share in the prior year period.  The key factor driving this reduction is the impact of non-operating “Other gains and losses”.  A  loss  of  $15.6 million was recorded in the third quarter of 2012 relative to a loss of $7.6 million in the prior year period, primarily due to non-cash losses on non-hedged derivative and foreign exchange. In the third quarter, the Company also recorded an additional non-cash tax expense of $9.4 million in relation to the increase of the First Category tax in Chile from 17% to 20%. Net earnings from continuing operations for the first nine months of 2012 were $75.1 million or $0.16 per basic share, compared to $144.0 million or $0.34 per basic share in the same period in 2011.  A loss of $31.8 million was recorded in 2012 related to the redemption of the 10% senior secured notes (“Senior Secured Notes”) for which there is no prior year comparative.  This $31.8 million loss consists of a cash redemption premium of $9.4 million, with the balance of the loss representing non-cash adjustments for writing down the related prepayment embedded derivative asset and remaining accretion.  Additionally, a foreign exchange loss of $4.7 million was recorded for the first nine months of 2012 compared to a foreign exchange gain of $20.0 million in the same prior year period.

•   Adjusted net earnings were $42.6 million or $0.09 per basic share, relative to $49.5 million or $0.11 per basic share in the prior year period.  Adjusted net earnings from continuing operations for the first nine months of 2012 were $133.5 million or $0.29 per basic share, compared to $145.6 million or $0.34 per basic share in the prior year period.

•   Cash generated from operations, excluding working capital changes and income taxes paid(2), was $90.6 million compared to $80.3 million in the same period in 2011. Pre-tax cash generated from operations in the third quarter was $67.1 million, which included a $23.5 million working capital use of cash. $14.5 million of the negative working capital is related to a New Afton concentrate sale receivable where funds were not collected prior to the quarter end. The $14.5 million payment was received in early October. Pre-tax cash generated from operations of $93.0 million in the prior year period benefitted from $12.7 million in positive working capital, primarily related to significant inventory sales at the Peak Mines during the third quarter of 2011. In total, the relative working capital movements resulted in a $36.2 million difference when comparing pre-tax cash generated from operations in the third quarters of 2012 and 2011, respectively. Additionally, cash generated from operations was impacted by accelerated reclamation work at Mesquite mine of $3.2 million.  Net cash generated from operations during the third quarter was $46.7 million and was similarly impacted by the $14.5 million in New Afton receivables.  The prior period net cash generated from operations was $70.7 million. Cash generated from operations, excluding working capital changes and income taxes paid, for the first nine months of 2012 was $253.2 million compared to $255.8 million in 2011.  The current year cash generated from operations was impacted by accelerated reclamation work at Mesquite mine of $7.7 million.

•     Cash and cash equivalents were $147.6 million at September 30, 2012 compared to $309.4 million at December 31, 2011, and $230.4 million at June 30, 2012.  This reduction is primarily due to planned project spending at New Afton in advance of the start of production.

2.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” of this MD&A.

•     Gold production for the quarter was 104,577 ounces, an increase of 16% compared to 90,384 ounces in the same period in 2011.  The increase is primarily driven by the start of commercial production at New Afton on July 31, 2012 where 14,014 ounces were produced in the quarter.  Gold production was 299,009 ounces in the first nine months of 2012 compared to 286,484 ounces in the same prior year period.

•     Gold sales were 95,166 ounces, up 2% from 93,028 ounces in the same period in 2011. The difference is caused by higher production levels partially offset by the impact of New Afton gold sales.  Of the total 14,014 ounces produced at New Afton in the quarter, only 6,609 ounces were attributed as sales ounces to revenue in the operating period. 3,039 gold ounces that were produced in the pre-commercial production period were applied to the capital cost of the project and are not included in sales. Additionally, 4,366 gold ounces remained in concentrate inventory at New Afton at the end of the period. Sales were 285,769 ounces during the first nine months of 2012 compared to 292,279 ounces in the same prior year period.  The copper production, and related sales, at New Afton were impacted in a similar manner generating higher copper production than sales.

•     Total cash costs per ounce sold, net of by-product sales were $443 per ounce relative to $528 per ounce in the same period in 2011.  This decrease is primarily the result of higher by-product revenues due to higher silver and copper sales volumes and a higher copper average realized price, offset by a reduction in silver average realized price. These benefits were partly offset by continued cost pressures at the operating sites.  Total cash costs per ounce sold, net of by-product sales, were $486 per ounce for the first nine months of 2012 compared to $409 per ounce in the same period in 2011.

•     The average realized margin was $1,117 per ounce for the third quarter of 2012 compared to $1,042 in the same prior year period.  The average realized price per gold ounce decreased to $1,560 per ounce in the third quarter of 2012 relative to $1,570 per ounce in  the same period of 2011, but was offset by the decrease in cash costs per ounce sold.  The average realized margin for the first nine months of 2012 was $1,054 per ounce, up 3% from the prior period average realized margin of $1,021 per ounce.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•     On July 31, 2012, New Afton reached commercial production, defined as an average of 60% of mill capacity in a consecutive 30 day period. In addition, on September 21, New Afton reached full production, defined as an average of 100% of mill capacity in a consecutive 30 day period, one month ahead of the November 2012 target. The average daily milling rate during the third quarter was 9,585 dry metric tonnes (DMT) per day, or 87% of the 11,000 DMT per day capacity.  New Afton has completed 41 draw bells to date, ahead of the 36 draw bells targeted for the end of September.

•     At Blackwater, exploration activity continued with the completion of 352 holes totalling 81,250 metres during the third quarter. An additional 27,509 metres over 88 holes was completed to test the mineral potential of areas selected for future operations facilities and infrastructure. There are currently 13 drills active at site conducting delineation and infill drilling on the Blackwater resource to upgrade resource classification to Measured and Indicated status, and two drills exploring the mineral potential of the proposed site facilities area. The 2012 Capoose exploration program, which included the completion of 10,894 metres of drilling in 22 holes, was also completed during the third quarter.

CORPORATE DEVELOPMENTS

An important aspect of New Gold’s business strategy is the pursuit of disciplined growth through mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009, respectively. Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities. The Company’s focus is primarily on adding assets in the jurisdictions where it already has an established presence and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, all while ensuring that any potential acquisition is accretive on key metrics. Part of the Company’s strategy is also to maintain a strong financial position by continuously reviewing strategic alternatives for its assets with the view of maximizing shareholder value, which may include the sale of an asset. In short, New Gold strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position than it is today.

Blackwater

On September 20, 2012, New Gold announced the release of its PEA for Blackwater.  Over the initial 15 years of its mine life, Blackwater is estimated to produce an annual average of 507,000 ounces of gold and 2,039,000 ounces of silver at total cash costs per ounce sold, net of by-product sales, of $536 per ounce. At assumed gold and silver prices of $1,275 and $22.50 per ounce and a 0.94 US$/CDN$ foreign exchange rate, Blackwater is expected to yield a base case after-tax, 5% NPV of $1.1 billion and an after-tax IRR of 14.0%. At spot commodity prices as at September 20, 2012, of $1,775 per ounce gold and $34.50 per ounce silver and a parity exchange rate, the after-tax, 5% NPV and IRR move to $2.8 billion and 25.8%, respectively. All NPV calculations are calculated to the beginning of the construction period in 2015.

PEA highlights include:

•	Conventional truck and shovel open pit mine with 60,000 tonne per day ("tpd") whole ore leach process plant

•	Start of production targeted for 2017

•	Initial 15-year mine life with additional 1.4 years of processing stockpiles at end of pit life

•	Life-of-mine strip ratio of 2.36 to 1.00 of waste to mineralized material

•	Life-of-mine gold and silver recoveries of 87% and 53%, respectively

•
Life-of-mine gold and silver production, inclusive of low grade stockpile, of 6.2 and 18.6 million ounces from the Indicated category and 1.8 and 13.5 million ounces from the Inferred category, respectively

•	Development capital costs of $1.8 billion inclusive of 24 percent, or $346 million, contingency

•	Higher grade initial five years resulting in accelerated payback of capital costs

•	First five years - average annual gold production of 569,000 ounces at total cash costs per ounce sold, net of by-product sales, of $467 per ounce

•	Base Case - After-tax 5% NPV, IRR and payback at $1,275 per ounce gold, $22.50 per ounce silver and a 0.94 US$/CDN$ foreign exchange rate of $1.1 billion, 14.0% and 4.8 years, respectively

•
Spot Case (as at September 20, 2012) - After-tax 5% NPV, IRR and payback at spot prices of $1,775 per ounce gold, $34.50 per ounce silver and a parity US$/CDN$ foreign exchange rate of $2.8 billion, 25.8 percent and 2.7 years, respectively

The PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The completion of this positive PEA is an important milestone in the continued development of Blackwater. As the project continues to advance, New Gold anticipates the following key milestones:

•	Fourth quarter 2013 - Completion of Feasibility Study

•	First quarter 2014 - Commence detailed engineering and procurement of long lead items

•	Second half of 2014 - Receipt of Provincial and Federal Environmental Assessment approvals

•	First half of 2015 - Receipt of construction-related approvals

•	Early 2015 - Commence construction activities

•	2017 - Begin production

New Afton – Commercial Production Declared

On July 31, 2012, commercial production at New Afton was declared, ahead of the August target.  Commercial production is defined as reaching an average of 60% of mill capacity in a consecutive 30-day period.  On September 21, 2012, New Afton reached full production, defined as 100% of mill capacity in a consecutive 30-day period, one month ahead of the November 2012 target.

New Afton is forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash costs, net of by-product credits, of ($1,200) to ($1,300) per ounce in 2012.

OUTLOOK FOR 2012

New Gold is pleased to confirm its guidance for 2012 as follows:

2012 PRODUCTION AND COST GUIDANCE

	Gold	Silver	Copper	Total cash costs
	(thousands of ounces)	(thousands of ounces)	(millions of pounds)	(per ounce/pound)
Mesquite	140 - 150	-	-	$710 - $730
Cerro San Pedro	140 - 150	1,900 - 2,100	-	$250 - $270
Peak Gold Mines	90 - 100	-	12 - 14	$640 - $660
New Afton	35 - 45	-	30 - 35	($1,200) - ($1,300)
Total	405-445	1,900 - 2,100	42 - 49	$410 - $430

New Afton’s production range includes gold and silver produced between mill start-up and achievement of commercial production.  The revenue from this pre-production period has been offset against capital costs.  New Afton 2012 gold and copper sales from the point of commercial production forward are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

New Gold is pleased to reiterate its guidance for 2012. The Company forecasts gold production of 405,000 to 445,000 ounces at total cash costs per ounce sold, net of by-product sales, of $410 to $430 per ounce. As outlined in the Company’s February 2, 2012 guidance news release, gold production was anticipated to be steady in the first two quarters of the year and then move higher with the benefit of production from New Afton in the second half of 2012. Beyond the expectation of a strong operational second half of 2012, the Company looks forward to a number of other important catalysts. Certain highlights for the year should include:  continued exploration results from Blackwater and Capoose as well as results from the New Afton exploration program.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon.

KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK

KEY PERFORMANCE DRIVERS

There are a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, silver and copper, as well as foreign exchange rates.

Production Volumes and Costs

New Gold has demonstrated a history of achieving guidance with respect to production volumes and costs. New Gold’s portfolio of operating mines achieved another solid production quarter, with 104,577 ounces of gold production in the third quarter of 2012, driving the Company’s year to date gold production to 299,009 ounces.  With the operating production base and the incremental production growth from New Afton’s commercial production start, the Company is on track, once again, to meet its annual production guidance.

Total cash costs per ounce sold for the quarter and year to date, net of by-product sales, of $443 and $486 per gold ounce sold, respectively, are below the industry average cost.

New Gold’s outlook is to increase gold production in 2012 by approximately 10% and total cash costs per ounce sold are forecast to decrease by approximately $30 per ounce compared to the 2011 level.

Gold prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold.

The gold price increased from $1,599 at June 30, 2012 to $1,776 at September 30, 2012. The analyst consensus outlook for precious metals over the rest of 2012 is still broadly positive, with support expected to continue from investment, central bank and emerging market demand. Thomson Reuters GFMS, a leading metals consultancy, is forecasting an average price of $1,685 for 2012, and expects gold prices to remain strong during 2013 and 2014.

During the third quarter of 2012, New Gold achieved an average realized gold price of $1,560 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at Mesquite at $801 per ounce) which compared to an average market gold price of $1,655 per ounce.  For the first nine months of 2012, New Gold had an average realized gold price of $1,540 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at Mesquite at $801 per ounce) which compared to an average market gold price of $1,652 per ounce.

Silver and copper prices
Silver increased to $34.65 per ounce at the end of the third quarter of 2012, compared to $30.45 and $27.08 per ounce at September 30, 2011 and June 30, 2012, respectively.  For the quarter, New Gold had an average realized price of $30.09 per ounce, compared to the average market silver price of $29.91 per ounce. For the first nine months of 2012, New Gold had an average realized price of $30.32 per ounce, compared to the average market silver price of $30.65 per ounce.

Copper prices increased through the third quarter from $3.23 and $3.45 per pound at September 30, 2011 and June 30, 2012, respectively, to $3.75 per pound at September 30, 2012. For the quarter, New Gold had an average realized price of $3.69 per pound, compared to an average market copper price of $3.50 per pound.  In prior quarters of 2012, New Gold’s average realized price for copper was impacted by downward adjustments of provisionally priced shipments for which four month forward pricing was elected.  To address this, New Gold entered into copper swap agreements to effectively fix the copper price at shipment date.  For the first nine months of 2012, New Gold had an average realized price of $3.60 per pound, compared to the average market copper price of $3.61 per pound.

Foreign Exchange Rates
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. We have exposure to the Australian dollar through our Peak Gold Mines operations, and to the Mexican peso through Cerro San Pedro. We also have exposure to the Canadian dollar through New Afton and Blackwater, as well as due to corporate administration costs.

The Australian dollar strengthened during the third quarter, finishing higher than in previous quarters during the year or at the end of 2011. While a stronger Australian dollar can impact cash costs at Peak Gold Mines in U.S. dollar terms, correlation between the copper price and the Australian dollar can act as a natural cost hedge over time.

The Mexican peso also strengthened through the third quarter. A stronger Mexican peso can increase costs in U.S. dollar terms, although a significant proportion of costs at Cerro San Pedro are incurred in U.S. dollars.

The Canadian dollar increased in value during the third quarter. While Canadian dollar strength affects costs at the Company's Canadian operations in U.S. dollar terms, copper produced from New Afton is expected to help counter this in the future.

For impact on operating costs, refer to the “Review of Operating Mines” section for Cerro San Pedro and Peak Gold Mines for details.

ECONOMIC OUTLOOK

Economic concerns have continued through 2012, with only gradual signs of a shift towards recovery and growth in the face of continuing political and financial difficulties in the U.S. and in Europe. The upcoming U.S. elections and concern over the impending ‘fiscal cliff’, continuing European economic difficulties and China’s slowing economy are being weighed against strong equity market performance and improving U.S. economic data.

Combined with highly accommodative monetary policy from global central banks, the overall landscape suggests that markets should expect continuing volatility, uncertainty, and be wary of inflationary pressures on the horizon. These factors are considered positive for gold, and as such the Company remains confident that the gold price will remain strong for the foreseeable future.

CORPORATE RESPONSIBILITY
New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development through the protection of the health and well-being of our people and our host communities, environmental stewardship and community engagement and development, a key driver to achieving a productive and profitable business.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles on Human Rights, Labour, Environment and Anti-corruption. As a member of the Mining Association of Canada (“MAC”), our Canadian operations adhere closely to the principles of MAC’s Towards Sustainable Mining program.

New Gold’s corporate responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age or religion. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, competitive benefits and our policies of recognizing and rewarding employee performance and promoting from within.

We are committed to preserving the long-term health and viability of the natural environments affected by our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs, including groundwater and air quality. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate. We believe that only by thoroughly understanding the people, their histories, and their needs and plans, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare.

FINANCIAL AND OPERATING RESULTS
SUMMARY OF QUARTERLY FINANCIAL RESULTS

Revenues
Revenues were $195.5 million for the third quarter of 2012, an increase of 11% compared to $175.5 million in the same period in 2011. The $20.0 million revenue increase is driven primarily by higher sales volumes across all metals relative to the same prior year period.  Gold sales in the third quarter of 2012 were 95,166 ounces, relative to 93,028 ounces in the third quarter of 2011. Sales of silver increased to 492,296 ounces from 379,632 ounces in the same prior year period. Copper sales were 9.2 million pounds, relative to 4.9 million pounds in the same prior year period as New Afton entered into commercial production during the quarter. These increases in sales volumes were partly offset by lower gold and silver average realized prices. However, the average realized price for copper increased from $3.39 in the third quarter of 2011 to  $3.69 in 2012.

Operating expenses
Operating expenses increased from $83.6 million in 2011 to $88.8 million in the third quarter of 2012, impacted largely by the increased metal sales volumes due to the commencement of commercial production at New Afton on July 31, 2012.

Depreciation and depletion
Depreciation and depletion for the quarter ended September 30, 2012 was $29.4 million compared to $15.9 million for the same prior year period as increased production impacted the units of production depreciation methodology. Depreciation and depletion for New Afton was $10.0 million, representing the start of depletion of the initial capital cost and other depletable assets.

Earnings from mine operations
For the quarter ended September 30, 2012, New Gold had earnings from mine operations of $77.3 million compared with $76.0 million in the same prior year period.

Corporate administration costs
Corporate administration costs were $3.2 million in the third quarter of 2012 compared to $6.2 million incurred in the same prior year period.  The current quarter includes a $3.1 million reimbursement of legal fees paid related to the claim over the El Morro development project.

Share-based compensation costs
Share-based compensation costs were $3.3 million and $3.6 million in the third quarters of 2012 and 2011, respectively. A large component of share-based compensation costs is the mark-to-market of restricted share units as the New Gold share price fluctuates over the year.

Exploration costs
Exploration costs were $4.7 million in the third quarter of 2012 compared with $1.4 million for the same prior year period.  New Afton incurred $1.0 million in exploration expense for the quarter compared to $nil in the prior period.  The prior year period also included a reclassification of Blackwater exploration expense previously recognized of $2.1 million to capitalized exploration.

Hedging
For the quarter ended September 30, 2012, Mesquite had realized losses of $12.0 million within revenues for settlement of gold hedge contracts during the quarter totalling 16,500 ounces. As a result of the increase in the spot price of gold from $1,599 per ounce to $1,776 per ounce between June 30, 2012 and September 30, 2012, Mesquite recognized $27.9 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses
The following other gains and losses are all deducted for the purposes of adjusted net earnings:

Non-hedged derivatives
For the quarter ended September 30, 2012, the Company recorded a fair value change of share purchase warrants and convertible debt generating a loss of $11.6 million compared to a loss of $34.6 million in the same prior year period. As the share purchase warrants and convertible debt are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as liabilities. The fair value of these liabilities is assessed each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements. Generally, movements in the traded value of the share purchase warrants correlate to movements in the Company’s share price. Therefore, as the Company’s share price increases or decreases, the liability and expense related to the share purchase warrants increases or decreases. This is also the case for the convertible debt, the fair value of which is assessed using the Company’s stock volatility as a key assumption.

Further, with respect to the third quarter of 2011, the Company recorded a gain of $9.7 million on the change in fair value of the early redemption option embedded in the Company's previously held Senior Secured Notes. There is no current quarter comparative for this gain, as the Company redeemed these Senior Secured Notes during the second quarter of 2012.

Foreign exchange
The Company recognized a foreign exchange loss of $3.7 million for the quarter ended September 30, 2012 compared to a gain of $18.0 million in the same prior year period. The prior year gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica Resources Inc., and Peak Gold Ltd. Including deferred income tax liabilities, debt and cash, New Gold carried a net liability in these foreign currencies which had weakened, reducing the U.S. dollar-denominated liability and generating a foreign exchange gain in the prior period.

Ineffectiveness of hedge instruments
For the quarter ended September 30, 2012, a gain of $0.6 million (2011 – loss of $0.5 million) was recorded reflecting the ineffective portion of the gold hedge.

Income tax
Income and mining tax expense in the third quarter of 2012 was $30.6 million compared to $16.2 million in the same prior year period.  The variance in income tax expense is primarily due to an additional tax expense of $9.4 million recorded in the quarter as a result of the Chilean government substantively enacting on September 27, 2012, an increase in the Chilean Category 1 income tax rate from 18.5% to 20% that is effective from Jan 1, 2012. The tax rate was scheduled to revert to 17% in 2013 after being temporarily increased. The increase in the tax rate resulted in a remeasurement of relevant deferred tax balances during the quarter. The remainder of the increase in the income tax expense relates to the tax impact of other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rate in the third quarter was 33% compared to 23% in the same prior year period.  The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures. It also excludes the impact of the increase in the Chilean Category 1 tax rate.

Net earnings from continuing operations
For the quarter ended September 30, 2012, New Gold had net earnings from continuing operations of $17.8 million, or $0.04 per basic share. This compares with net earnings from continuing operations of $40.7 million, or $0.09 per basic share in the same prior year period.  The key factor driving this reduction is the impact of non-operating other gains and losses noted above, as well as the impact of the increase in the Chilean Category 1 tax rate.

Adjusted net earnings
For the three month period ended September 30, 2012, adjusted net earnings from continuing operations were $42.6 million or $0.09 per basic share, which decreased from $49.5 million or $0.11 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are the fair value changes for share purchase warrants and convertible debt. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the Senior Secured Notes. Adjusting for these items provides an improved measure to internally evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The current period tax is adjusted for the impact of the increase in the Category 1 tax in Chile. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(in millions of U.S. dollars, except per share
amounts and where noted)	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
Gold sales (ounces)	95,166	96,928	93,676	99,612	93,028	95,039	104,211	116,964	89,692

Revenues	195.5	176.1	168.8	117.6	175.5	171.6	171.2	189.4	127.1

Net earnings (loss) from continuing operations	17.8	23.7	33.5	35.0	40.7	78.6	24.7	25.6	44.8
Per share:
Basic	0.04	0.05	0.07	0.08	0.09	0.19	0.06	0.07	0.11
Diluted	0.03	0.05	0.07	0.07	0.09	0.16	0.06	0.06	0.11

Net earnings (loss)	17.8	23.7	33.5	35.0	40.7	78.6	24.7	25.6	44.8
Per share:
Basic	0.04	0.05	0.07	0.08	0.09	0.19	0.06	0.07	0.11
Diluted	0.03	0.05	0.07	0.07	0.09	0.16	0.06	0.06	0.11

Adjusted net earnings	42.6	45.8	44.2	42.2	49.5	49.8	47.9	57.0	29.3
Per share:
Basic	0.09	0.10	0.10	0.09	0.11	0.12	0.12	0.15	0.07
Diluted	0.09	0.10	0.09	0.09	0.11	0.12	0.12	0.14	0.07

SUMMARY OF YEAR TO DATE FINANCIAL RESULTS

Revenues
Revenues increased to $540.4 million when compared to $518.3 million in the same prior year period due primarily to the increase in average realized gold price.  The increase represents the net of an increase in average realized gold prices from $1,430 per ounce during the first nine months of 2011 to $1,540 per ounce in 2012 being offset by lower sales of gold ounces of 285,769 ounces compared to 292,279 ounces.  This benefit was partially offset by the decrease in the average realized price of copper and silver.   The average realized price of copper and silver decreased from $3.84 per pound of copper and $36.25 per ounce of silver in the prior year period to $3.60 per pound of copper and $30.32 per ounce of silver, respectively, negatively impacting revenue.

Operating expenses
Operating expenses increased from $225.2 million in the first nine months of 2011 to $239.1 million in the same period in 2012. The operating sites have generally experienced inflationary pressures on input costs.

Depreciation and depletion
Depreciation and depletion for the nine months ended September 30, 2012 was $69.9 million compared to $53.1 million for the same prior year period.  Depreciation and depletion for New Afton was $10.0  million representing the start of depletion of the initial capital cost and other depletable assets. Additionally, this figure is impacted by an annual reclassification of the non-depletable asset base to depletable that occurred at year-end 2011.  The base of assets for the units of production depletion calculation increased, in turn impacting the 2012 depletion relative to 2011.

Earnings from mine operations
For the nine month period ended September 30, 2012, New Gold had earnings from mine operations of $231.4 million compared to $240.0 million in the same prior year period.

Corporate administration costs
Corporate administration costs were $16.2 million for the nine months ended September 30, 2012 compared to $17.4 million incurred in the same prior year period.  The current year includes a $3.1 million reimbursement of legal fees paid related to the claim over the El Morro development project.

Share-based compensation costs
Share-based compensation costs were $8.6 million and $9.0 million in the nine month periods ended September 30, 2012 and 2011, respectively. A large component of share-based compensation costs is the mark-to-market of restricted share units as the New Gold share price fluctuates over the year.

Exploration costs
Exploration costs were $12.0 million in the nine month period ended September 30, 2012, compared with $7.7 million for the same prior year period.  New Afton incurred $1.0 million in exploration expense for the quarter compared to $nil in the prior period.  The prior year period also included a reclassification of Blackwater exploration expense of $2.1 million to capitalized exploration.

Hedging
For the nine month period ended September 30, 2012, Mesquite had realized losses of $35.7 million within revenues for settlement of gold hedge contracts totalling 49,500 ounces. As a result of the increase in the spot price of gold from $1,531 per ounce to $1,776 per ounce between December 31, 2011 and September 30, 2012, Mesquite recognized $37.2 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses
The following other gains and losses are all deducted for the purposes of adjusted net earnings:

Non-hedged derivatives
For the nine month period ended September 30, 2012, the Company recorded a fair value change of share purchase warrants and convertible debt generating a loss of $9.1 million compared to a loss of $28.9 million in the same prior year period. As the share purchase warrants and convertible debt are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as liabilities. The fair value of these liabilities is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements. Generally, movements in the traded value of the share purchase warrants correlate to movements in the Company’s share price. Therefore, as the Company’s share price increases or decreases, the liability and expense related to the share purchase warrants increases or decreases. This is also the case for the convertible debt, the fair value of which is assessed using the Company’s stock volatility as a key assumption.

Further, with respect to the nine months ended September 30, 2011, the Company recorded a gain of $10.5 million on the change in fair value of the early redemption option embedded in the Company's previously held Senior Secured Notes. There is no current period comparative for this gain, as the Company redeemed these Senior Secured Notes during the second quarter of 2012.

Loss on Redemption of Senior Secured Notes
On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“Senior Unsecured Notes”). The Senior Unsecured Notes mature on April 15, 2020 and incur interest at 7.0% payable semi-annually. On May 7, 2012, $197.6 million of the proceeds were used to redeem the Company’s existing 10% Senior Secured Notes (including outstanding interest at the date of redemption).  A loss of $31.8 million was recorded in respect of the redemption which consisted of a cash redemption premium of $9.4 million, with the balance of the loss representing non-cash adjustments for writing down the related prepayment embedded derivative asset and remaining accretion.  Embedded in the Senior Secured Notes was an early redemption option that had a fair value of $15.4 million on the redemption date, which was written off.  This option allowed the Company to redeem the Senior Secured Notes at a premium of 105% of face value.  As well, the difference between the face value and book value of the debt, or $7.0 million, was fully accreted.  There is no prior year comparative for this loss.  With respect to 2011, the early redemption option was fair valued at September 30, 2011 giving rise to a gain of $10.5 million in the prior year period.

Gains on fair value through profit and loss (“FVTPL”) financial assets
The Company recognized a gain on FVTPL financial assets of $nil in the nine month period ended September 30, 2012 compared to $1.3 million in the same prior year period. The 2011 gain pertains to the asset backed notes that were sold in the prior year period.

Foreign exchange
The Company recognized a foreign exchange loss of $4.7 million for the nine month period ended September 30, 2012 compared to a gain of $20.0 million in the same prior year period. The prior year gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica Resources Inc., and Peak Gold Ltd. Including deferred income tax liabilities, debt and cash, New Gold carried a net liability in these foreign currencies which had weakened, reducing the U.S. dollar-denominated liability and generating a foreign exchange gain in the prior period.

Ineffectiveness of hedge instruments
For the nine months ended September 30, 2012, a loss of $1.6 million (2011 – loss of $4.2 million) was recorded reflecting the ineffective portion of the gold hedge.

Income tax
Income and mining tax expense in the first nine months of 2012 was $65.9 million compared to $57.2 million in the same prior year period, reflecting an effective tax rate of 47% for the first nine months of 2012 compared to 28% in the prior year period. The variance in effective tax rate is primarily due to an additional tax expense of $9.4 million recorded in the quarter as a result of the Chilean government substantively enacting on September 27, 2012, an increase in the Chilean Category 1 income tax rate from 18.5% to 20% that is effective from Jan 1, 2012. The tax rate was scheduled to revert to 17% in 2013 after being temporarily increased. The increase in the tax rate resulted in a remeasurement of relevant deferred tax balances during the quarter. The remainder of the increase in the income tax expense relates to the tax impact of other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rates were 30% and 29% for nine month periods ended September 30, 2012 and 2011, respectively. This reflects the relatively consistent mix of jurisdictions in which we operate where statutory tax rates have not changed materially quarter over quarter. The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures. It also excludes the impact of the increase in the Chilean Category 1 tax rate.

Net earnings from continuing operations
For the nine month period ended September 30, 2012, New Gold had net earnings from continuing operations of $75.1 million, or $0.16 per basic share. This compares with net earnings from continuing operations of $144.0 million, or $0.34 per basic share in the same prior year period.  The key factor driving this reduction is the impact of non-operating other gains and losses noted above, as well as the impact of the increase in the Chilean Category 1 tax rate.

Adjusted net earnings
For the nine month period ended September 30, 2012, adjusted net earnings from continuing operations were $133.5 million or $0.29 per basic share, which decreased from $145.6 million or $0.34 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are the fair value changes for share purchase warrants and convertible debt. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the Senior Secured Notes. Adjusting for these items provides an improved measure to internally evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The current period tax is adjusted for the impact of the increase in the Category 1 tax in Chile. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

REVIEW OF OPERATING MINES

MESQUITE MINE, CALIFORNIA, UNITED STATES

A summary of Mesquite’s operating results is provided below:

MESQUITE OPERATIONS REVIEW

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Operating information:
Ore mined (thousands of tonnes)	3,423	3,147	11,281	7,863
Waste mined (thousands of tonnes)	8,168	8,317	23,089	28,890
Ratio of waste to ore	2.39	2.64	2.05	3.67
Ore to leach pad (thousands of tonnes)	3,423	3,147	11,281	7,863
Average grade:
Gold (grams/tonne)	0.45	0.46	0.48	0.60
Gold (ounces)
Produced (1)	32,193	31,755	112,846	114,374
Sold	32,017	32,497	112,783	117,498
Average realized price (2):
Gold ($/ounce) (3)	1,302	1,311	1,352	1,259
Total cash costs per gold ounce sold (2)	722	732	664	628

Financial Information:
Revenues	41.7	42.6	152.4	148.0
Earnings from mine operations	12.7	13.7	58.3	57.7
Capital expenditures	3.1	3.9	6.8	9.2
1.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements.

Quarterly Operating Results

Production
Gold production for the quarter ended September 30, 2012 was 32,193 ounces compared to 31,755 ounces produced in the same period in 2011. Production was higher in the third quarter of 2012 primarily as a result of higher ore tonnes placed on the leach pad, partially offset by lower ore grade due to mine sequencing.

Revenue
Revenue for the quarter ended September 30, 2012 was $41.7 million compared to $42.6 million in the same period last year primarily due to a slight decrease in ounces sold and average realized gold price. The average realized gold price during the third quarter of 2012 of $1,302 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London PM fix gold price of $1,655 per ounce. In the same period in 2011, Mesquite recognized an average realized gold price of $1,311 per ounce of gold sold, which compares to the average London PM fix gold price of $1,701 per ounce.

Total cash costs
Total cash costs per ounce of gold sold for the quarter ended September 30, 2012 were $722 per ounce, in line with  $732 per ounce in the same prior year period.

Earnings from mine operations
As a result of the slight decrease in gold sales volume and average realized price, Mesquite generated $12.7 million in earnings from mine operations compared to $13.7 million of earnings  from mine operations during the third quarter of 2011.

Capital expenditures
Capital expenditures totalled $3.1 million and $3.9 million, respectively, for the quarters ended September 30, 2012 and 2011, and consisted primarily of major component replacements which are capitalized under IFRS.

Year to Date Operating Results

Production
Gold production for the nine month period ended September 30, 2012 was 112,846 ounces compared to 114,374 ounces produced in the same period in 2011. Production was lower in 2012 primarily as a result of lower grade ore being placed on the leach pad, partially offset by an increase in ore tonnes placed on the leach pad in the first nine months of 2012 compared to the same period in 2011.

Revenue
Revenue for the nine month period ended September 30, 2012 was $152.4 million compared to $148.0 million in the same period last year, mainly due to a higher realized gold price partially offset by lower ounces sold. The average realized gold price during the nine month period ended September 30, 2012 of $1,352 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London PM fix gold price of $1,652 per ounce. In the same period in 2011, Mesquite recognized an average realized gold price of $1,259 per ounce of gold sold, which compares to the average London PM fix gold price of $1,531 per ounce.

Total cash costs
Total cash costs per ounce of gold sold for the nine month period ended September 30, 2012 were $664 per ounce compared to $628 per ounce in the same prior year period. The increase is primarily a result of increased input costs and lower gold production levels due mainly to lower grade ore.

Earnings from mine operations
Primarily as a result of a higher average realized gold price, Mesquite generated $58.3 million in earnings from mine operations, higher than $57.7 million of earnings  from mine operations during the first nine months of 2011.

Capital expenditures
Capital expenditures totalled $6.8 million for the nine month period ended September 30, 2012, compared to  $9.2 million in the same prior year period, and consisted primarily of major component replacements which are capitalized under IFRS.

CERRO SAN PEDRO MINE, SAN LUIS POTOSI, MEXICO

A summary of Cerro San Pedro’s operating results is provided below:

CERRO SAN PEDRO OPERATIONS REVIEW

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Operating information:
Ore mined (thousands of tonnes)	4,248	4,491	11,643	12,328
Waste mined (thousands of tonnes)	2,974	3,604	12,130	12,064
Ratio of waste to ore	0.70	0.80	1.04	0.98
Ore to leach pad (thousands of tonnes)	4,248	4,491	11,643	12,328
Average grade:
Gold (grams/tonne)	0.51	0.42	0.52	0.49
Silver (grams/tonne)	19.91	19.49	25.05	23.83
Gold (ounces)
Produced (1)	34,484	34,264	105,412	109,602
Sold	34,064	34,350	102,847	109,701
Silver (ounces)
Produced (1)	488,339	380,581	1,537,230	1,536,309
Sold	492,296	379,632	1,506,139	1,567,777
Average realized price (2):
Gold ($/ounce)	1,665	1,693	1,649	1,531
Silver ($/ounce)	30.09	37.71	30.32	36.25
Total cash costs per gold ounce sold (2)(3)	218	193	205	73

Financial Information:
Revenues	71.6	72.5	215.3	224.7
Earnings from mine operations	41.1	45.2	122.5	135.1
Capital expenditures	0.6	3.6	7.9	5.7
1.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue. If the silver revenues were treated as a co-product, the average total cash costs at Cerro San Pedro for the three months ended September 30, 2012, would be $518 per ounce of gold (2011 - $489) and $9.36 per ounce of silver (2011 - $10.90). For the nine months ended September 30, 2012, average total cash costs would be $511 per ounce of gold (2011 - $442) and $9.40 per ounce of silver (2011 - $10.45).

Cerro San Pedro achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards. Cerro San Pedro has had a history of legal challenges relating primarily to its Environmental Impact Statement (“EIS”). On August 5, 2011 a new EIS was granted for Cerro San Pedro. The EIS contains a number of conditions with which Minera San Xavier S.A. de C.V. (“MSX”), a wholly owned subsidiary of the Company and operator of Cerro San Pedro, must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

Quarterly Operating Results

Production
Gold production for the quarter ended September 30, 2012 was 34,484 ounces compared to 34,264 ounces produced in the same period in 2011. The relatively consistent production level reflects a decrease in the ore tonnes placed on the leach pad offset by the mining of higher gold grades.  Silver production for the quarter ended September 30, 2012 was 488,339 ounces compared to 380,581 ounces produced in the same period in 2011. The increase in silver production reflects strong silver grade ore placed on the pad in the second quarter of 2012 relative to ore placed in the same prior year period.

Revenue
Revenue for the quarter ended September 30, 2012 was $71.6 million compared to $72.5 million in the same prior year period, due primarily to lower average realized prices of gold and silver and lower ounces of gold sold. The average realized gold price during the third quarters of 2012 and 2011 was $1,665 and $1,693 per ounce, respectively, which compares to the average London PM fix gold price of $1,655 and $1,701 per ounce, respectively. The average realized silver price per ounce during the third quarters of 2012 and 2011 was $30.09 and $37.71, respectively, which also correlates to the average London fix silver price of $29.91 and $38.79 per ounce, respectively.  Gold sales for the third quarter of 2012 were 34,064 ounces relative to 34,350 ounces in the same prior year period. The impact of the lower average realized prices and lower gold sales volume was partly offset by higher silver sales, from 379,632 ounces in the third quarter of 2011 to 492,296 in the same period in 2012.

Total cash costs
Total cash costs per ounce of gold sold for the quarter ended September 30, 2012 were $218 per ounce compared to $193 per ounce in the prior year. The increase in total cash costs when compared to the same period of 2011 is primarily driven by lower silver realized price, negatively impacting the by-product revenue.

Earnings from mine operations
Cerro San Pedro generated $41.1 million in earnings from mine operations in the third quarter of 2012 compared to $45.2 million in the same period of the prior year.

Capital expenditures
Capital expenditures totalled $0.6 million and $3.6 million for the quarters ended September 30, 2012 and 2011, respectively.

Year to Date Operating Results

Production
Gold production for the nine month period ended September 30, 2012 was 105,412 ounces compared to 109,602 ounces produced in the same period in 2011. The decrease in the production level reflects a decrease in the ore tonnes placed on the leach pad, partly offset by mining of higher gold grades. Silver production for the nine month period ended September 30, 2012 was consistent with the same prior year period, with 1,537,230 ounces compared to 1,536,309 ounces in 2011.

Revenue
Revenue for the nine month period ended September 30, 2012 was $215.3 million compared to $224.7 million in the same prior year period due to lower gold and silver sales volumes, as well as a lower average silver realized price. This was partially offset by higher average realized gold price. The average realized gold price during the first nine months of 2012 and 2011 was $1,649 and $1,531 per ounce, respectively, which compares well to the average London PM fix gold price of $1,652 and $1,531 per ounce, respectively. The average realized silver price per ounce during the first nine months of 2012 and 2011 was $30.32 and $36.25, respectively, which also correlates to the average London fix silver price of $30.65 and $36.21 per ounce, respectively.

Total cash costs
Total cash costs per ounce of gold sold for the nine month period ended September 30, 2012 were $205 per ounce compared to $73 per ounce in the prior year. The increase in total cash costs when compared to the same period of 2011 is primarily driven by lower silver realized prices and lower silver sales volume, negatively impacting the by-product revenue.

Earnings from mine operations
Cerro San Pedro generated $122.5 million in earnings from mine operations in the first nine months of 2012 compared to $135.1 million in the same prior year period.

Capital expenditures
Capital expenditures totalled $7.9 million and $5.7 million for the nine month periods ended September 30, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with a leach pad expansion and mining equipment additions.

Impact of Foreign Exchange on Operations
Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of 12.04 to the U.S. dollar in the first nine months of 2011 compared to 13.23 to the U.S. dollar in 2012. This had a positive impact of approximately $43 per ounce of gold sold.

During the third quarter of 2012 compared to the same prior year period, the value of the Mexican peso decreased from an average of 12.34 to the U.S. dollar in the third quarter of 2011 to 13.17 to the U.S. dollar in the third quarter of 2012. This had a positive impact of approximately $40 per ounce of gold sold, which partly offset the impact of the other factors described above.

PEAK GOLD MINES, NEW SOUTH WALES, AUSTRALIA

A summary of Peak Gold Mines’ operating results is provided below:

PEAK GOLD MINES OPERATIONS REVIEW

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Operating information:
Ore mined (thousands of tonnes)	230	201	580	564
Ore processed (thousands of tonnes)	204	192	569	568
Average grade:
Gold (grams/tonne)	3.96	4.46	4.03	3.70
Copper (%)	0.80	0.76	1.02	0.82
Recovery rate (%):
Gold	91.7	88.6	90.5	88.8
Copper	85.9	80.0	84.2	79.1
Gold (ounces)
Produced	23,886	24,365	66,737	62,508
Sold	22,476	26,181	63,530	65,080
Copper (thousands of pounds)
Produced	3,083	2,567	10,776	9,418
Sold	3,348	4,857	10,013	12,399
Average realized price (1):
Gold ($/ounce)	1,704	1,731	1,673	1,568
Copper ($/pound)	3.63	3.39	3.53	3.84
Total cash costs per gold ounce sold (1)(2)	796	715	772	580

Financial Information:
Revenues	50.2	60.4	140.7	145.6
Earnings from mine operations	15.1	17.1	42.2	47.2
Capital expenditures	13.4	17.6	33.6	35.2
1.

We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

2.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at Peak Gold Mines for the three months ended September 30, 2012  would be $984 per ounce of gold (2011 - $926) and $2.53 per pound of copper (2011 - $2.39). For the nine months ended September 30, 2012, the total cash costs would be $970 per ounce of gold (2011 - $835) and $2.37 per pound of copper (2011 - $2.62).

Quarterly Operating Results

Production
Peak Gold Mines produced 23,886 ounces of gold and 3.1 million pounds of copper during the third quarter of 2012 compared to 24,365 ounces of gold and 2.6 million pounds of copper for the same prior year period.  Gold production was impacted by lower grade in the third quarter of 2012 relative to the prior year period, partially offset by more ore tonnes mined.  Copper production benefited from both higher average grade and recovery rates.

Revenue
Revenue for the third quarter of 2012 was $50.2 million, 17%  lower than in the same period in 2011 as sales volumes for both gold and copper were lower than in the third quarter of 2011. The higher gold and copper sales in the third quarter of 2011 were a result of the reduction in copper concentrate that had built up earlier in 2011. A decrease in average realized gold prices of $1,704 per ounce compared to $1,731 per ounce also negatively impacted revenue; however, this revenue impact was partly offset by average realized copper prices of $3.63 per pound in the third quarter of 2012 compared to $3.39 per pound in the same prior year period. This compares to the average London PM fix gold price $1,655 and $1,701 per ounce for the third quarters of 2012 and 2011, respectively. The average London Metals Exchange copper price was $3.50 for the third quarter of 2012 and $4.08 for 2011.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the quarter were $796 compared to $715 in the same period of 2011. The increase in total cash costs when comparing 2012 with 2011 was caused by the reduced copper sales volume, which reduced by-product revenue.  The decrease in copper sales volumes during the quarter, due to a significant inventory reduction in 2011, was only partially offset by the increased average realized copper price. During 2012, copper production and sales have been broadly consistent, while 2011 copper sales were higher to sales of Peak’s concentrate inventory. Additionally, total cash costs were impacted by inflationary cost pressures, particularly labour, in the region.

Earnings from mine operations
The lower sales volume and average realized price of gold resulted in Peak Gold Mines generating $15.1 million in earnings from operations during the third quarter of 2012 compared to $17.1 million in the same prior year period.

Capital expenditures

Capital expenditures totalled $13.4 million and $17.6 million for the quarters ended September 30, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Year to Date Operating Results

Production
Peak Gold Mines produced 66,737 ounces of gold and 10.8 million pounds of copper during the first nine months of 2012 compared to 62,508 ounces of gold and 9.4 million pounds of copper for the same prior year period.  Gold and copper production was higher as a result of higher grade ore mined and improved mill recoveries.

Revenue
Revenue for the nine months ended September 30, 2012 was $140.7 million, or 3% lower than in the same period in 2011 mainly due to lower gold sales, as well as a decrease in copper pounds sold of 10.0 million pounds compared to 12.4 million pounds in the prior year and a reduction in average realized copper price. These were partly offset by higher average realized gold prices.  Average realized gold price was $1,673 per ounce compared to $1,568 per ounce in the same prior year period. This compares to the average London PM fix gold price of $1,652 and $1,531 per ounce for the first nine months of 2012 and 2011, respectively. Copper prices were lower at $3.53 per pound compared to  $3.84 per pound in the same prior year period.  The average London Metals Exchange copper price was $3.61 for the nine months ended September 30, 2012, and $4.20 for 2011.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the nine months ended September 30, 2012 were $772 compared to  $580 in the same period of 2011. The increase in total cash costs when comparing 2012 with 2011 was driven by reduced copper sales and average realized copper price.  Additionally, total cash costs were impacted by inflationary cost pressures, particularly labour, in the region.

Earnings from mine operations
Peak Gold Mines generated $42.2 million in earnings from operations during the first nine months of 2012 compared to $47.2 million in the same prior year period.

Capital expenditures
Capital expenditures totalled $33.6 million and $35.2 million for the nine month periods ended September 30, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Impact of Foreign Exchange on Operations
Peak Gold Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of the Australian dollar in the first nine months of 2012 averaged 0.97 to the U.S. dollar compared to 0.96 in the same period in 2011 resulting in a positive impact on cash costs of approximately $26 per gold ounce sold.

The value of the Australian dollar in the third quarter of 2012 averaged 0.96 against the U.S. dollar compared to 0.95 in the third quarter of 2011 resulting in a positive impact on cash costs of approximately $27 per gold ounce sold.

Exploration Project Review
During the third quarter of 2012, the Company conducted 12,670 metres of underground exploration and delineation diamond drilling to expand and further delineate additional mineral resources and reserves at its Peak Gold Mines operations.  Approximately 50% of this total was drilled in the Perseverance deposit, 33% in the Chesney deposit and 17% in the New Cobar deposit. Total underground drilling for the year to date is 35,260 metres over 207 holes.

Surface exploration during the reporting period included a total of 5,645 metres of diamond drilling. Approximately 25% of this drilling was completed within close proximity to existing mine and plant infrastructure, while the remaining 75% was completed on earlier stage targets along the Great Chesney-Rookery Fault regional trend and in the Norma Vale area located to the southwest. Additionally the Company’s regional targeting initiative continued with the completion of geochemical sampling and geophysical surveys identified within the great Cobar mineral field.

NEW AFTON MINE, BRITISH COLUMBIA, CANADA

A summary of the New Afton Mine’s operating results is provided below:

NEW AFTON MINE OPERATIONS REVIEW

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Operating information (1):
Ore mined (thousands of tonnes)	482	-	1,200	-
Ore processed (thousands of tonnes)	893	-	893	-
Average grade:
Gold (grams/tonne)	0.67	-	0.67	-
Copper (%)	0.72	-	0.72	-
Recovery rate (%):
Gold	75.8	-	75.8	-
Copper	81.3	-	81.3	-
Gold (ounces)
Produced	14,014	-	14,014	-
Sold	6,609	-	6,609	-
Copper (thousands of pounds)
Produced	11,124	-	11,124	-
Sold	5,842	-	5,842	-
Average realized price (2):
Gold ($/ounce)	1,777	-	1,777	-
Copper ($/pound)	3.73	-	3.73	-
Total cash costs per gold ounce sold (2)(3)	(955)	-	(955)	-

Financial Information (1):
Revenues	32.0	-	32.0	-
Earnings from mine operations	8.4	-	8.4	-
Capital expenditures (4)	81.6	65.6	253.3	182.1
1.	There are no comparatives for 2011 as New Afton reached commercial production on July 31, 2012.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at New Afton for the three months ended September 30, 2012 would be $729 per ounce of gold and $1.87 per pound of copper. For the nine months ended September 30, 2012,  the total cash costs would be $729 per ounce of gold and $1.87 per pound of copper.

4.	Net of proceeds received from sale of pre-commercial production inventory.

Quarterly and Year to Date Operating Results

After starting production on June 28, 2012, New Afton successfully achieved commercial production, ahead of schedule, on July 31, 2012. Commercial production is defined as 30 days of operation at an average of 60% of the 11,000 tonne per day design capacity, or 6,600 tonnes per day. New Afton achieved an additional milestone on September 21, 2012 as the mill achieved a 30-day average at the design capacity of 11,000 tonnes per day. This milestone was achieved over one month ahead of its November target.

Grades in the first three months of production at New Afton averaged 0.67 grams per tonne gold and 0.72 percent copper. During the startup phase of the mill, the company processed ore below the gold and copper reserve grades. The ore processed during the quarter was sourced from a combination of the surface stockpile and underground. With the mill achieving design capacity on September 21, 2012, the company looks forward to moving into higher grade areas as the mine and mill continue to progress. Gold and copper grades in the first half of October have averaged 0.79 grams per tonne gold and 0.77 percent copper.

Recoveries in the first three months of production have been in line with the company’s forecasts averaging 76 percent for gold and 81 percent for copper. With the addition of a Knelson concentrator and flash flotation units in September, recoveries continue to increase. Gold and copper recoveries in the month of September were 82 and 83 percent, respectively and have continued to improve through October. New Gold continues to optimize the milling circuit and anticipates life-of-mine recoveries at New Afton to be in the 88 to 90 percent range, consistent with the project’s latest technical report.

Production
New Afton produced 14,014 ounces of gold and 11.1 million pounds of copper during the third quarter of 2012.

Revenue
New Afton completed its first shipment of concentrate totalling 16,940 tonnes to two customers during September. The shipment contained 9,687 ounces of gold and 8.6 million pounds of copper. Sales in the quarter were $46.8 million, of which $14.8 million was applied to reduce the capital cost of the New Afton project.  The $14.8 million relates to the concentrate produced in the pre-production period up to July 31, 2012. Revenue for the third quarter, consisting of sales of concentrate produced in the August and September post commercial production period, was $32.0 million.  The average realized gold price was $1,777 per ounce and the average realized copper price was $3.73 per pound. This compares favourably to the average London PM fix gold price $1,655 for the third quarter of 2012 as the full sale was recorded in September when the gold price was at its highest of the quarter. The average London Metals Exchange copper price was $3.50 for the third quarter of 2012.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the quarter were $(955) per ounce.

Earnings from mine operations
New Afton generated $8.4 million in earnings from operations during the third quarter of 2012, its first quarter of commercial production.

Capital expenditures

Capital expenditures totalled $81.6 million, net of $7.6 million of proceeds from sales of pre-commercial production inventory, for the quarter ended September 30, 2012, and $65.6 million for the same prior year period, respectively. Capital expenditures totalled $253.3 million, net of $7.6 million of proceeds from sales of pre-commercial production inventory, for the nine months ended September 30, 2012, and $182.1 million for the same prior year period.

Exploration Project Review

During the third quarter an underground exploration drilling program commenced to test the potential to expand the C-Zone mineral resource located below the Main Zone ore body currently in production. At the end of the quarter, a total of 6,813 metres over 11 holes was completed. This total represents approximately 15% of the currently planned C-Zone drilling program. Additionally, a surface drilling program totalling 1,358 metres over five holes was commenced to test the potential to add resources to the Main Zone reserve. The results of this drilling will be incorporated into an updated mineral resource estimate to be completed during the fourth quarter of 2012.

DEVELOPMENT AND EXPLORATION REVIEW

BLACKWATER, BRITISH COLUMBIA, CANADA

On June 1, 2011, New Gold completed the acquisition of Richfield and its Blackwater project in central British Columbia. New Gold added to its property holding with the acquisitions of Silver Quest and Geo Minerals in December 2011 and its purchase of the Auro properties for $6.0 million in March 2012.  New Gold’s land position in the Blackwater area is now approximately 1,000 square kilometres.

Exploration activity at Blackwater continued at a rapid pace during the third quarter. Exploration activities included the completion of 352 holes totalling 81,250 metres as part of a program to convert a portion of the Indicated Mineral Resource noted above to Measured classification status. Additionally, 22,795 metres over 60 holes were completed to test the mineral potential of proposed operations facilities and infrastructure sites during the quarter. The results of this work will be incorporated into a Feasibility Study for Blackwater scheduled for completion in 2014. Other exploration activities during the third quarter included a drilling program totalling 10,984 metres over 22 holes at the Capoose property and property-wide geochemical reconnaissance sampling and geologic mapping to identify new prospective areas for follow-up in 2013.  Fifteen drills were active at Blackwater at the close of the quarter.

The PEA, 43-101 Technical Report and Project Description for Blackwater were completed in the third quarter of 2012. The PEA demonstrated robust economics for a conventional truck and shovel open pit mining operation with a 60,000 tpd processing facility to recover gold and silver by whole ore leach technology. A number of potential project opportunities was identified to improve project economics and to reduce project risk and will be investigated through trade-off studies to be completed in the first quarter of 2013.

The PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Blackwater’s initial budgeted exploration primarily related to the planned 210,000 resource delineation and infill program being completed to support a Feasibility Study for the project. New Gold is now targeting the completion of over 250,000 metres of drilling in the Blackwater area during 2012. The forecasted capital for 2012 at Blackwater has increased by $20 million as a result of the more robust exploration program. The 2012 program is also aimed at continuing to expand the Blackwater Mineral Resource beyond its current limits and to explore for new Mineral Resources within the Company’s 1,000 square kilometre property position. The Company is aggressively exploring Blackwater’s potential for additional Mineral Resources as Blackwater is expected to become New Gold’s largest producing mine in 2017. Driven by the continued exploration success, key activities for the remainder of the year include:

•	Continued infill drilling to expand Blackwater Mineral Resource and upgrade resource classification to Measured and Indicated levels

•	Identification and preliminary drill testing of new exploration targets within New Gold’s greater land position

•	Installation of a permanent communication system

•	Completion trade-off studies to confirm process flowsheet selection and throughput

•	Continued site geotechnical investigations

Project spending at Blackwater, including exploration and infrastructure-related expenditures, in the third quarter of 2012 was $35.5 million. The total capital spending for the nine months ended September 30, 2012 was $92.6 million.

The Company looks forward to continuing progress at Blackwater through the remainder of 2012 and beyond.

EL MORRO, ATACAMA REGION, CHILE

The Company’s 30%-owned El Morro copper-gold Project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar. Goldcorp is the project developer and operator and holds the remaining 70% interest.  On March 16, 2011, Chilean authorities approved the Environmental Impact Assessment.

During the fourth quarter of 2011, the feasibility study update was completed by Goldcorp which estimates total development capital of $3.9 billion (100% basis). Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. New Gold’s 30% of project spending, excluding interest, for the three months ended September 30, 2012, was $5.1 million. Under an agreement with Goldcorp, they have agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. New Gold had no cash outlay in 2011. As at September 30, 2012, the interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. As at September 30, 2012, New Gold has drawn down $55.8 million pursuant to the funding agreement.

In January of 2012, Goldcorp’s Board officially approved commencement of construction of El Morro. Project field work has been temporarily suspended following the April 27, 2012 ruling by the Supreme Court of Chile against approval of the El Morro project’s environmental permit. See “Contingencies – El Morro” for more information.  During the period of temporary suspension, Goldcorp’s focus is on obtaining the project permits and optimizing project economics including sourcing of a long-term power supply.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	September 30	December 31	December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2010
Cash and cash equivalents	147.6	309.4	490.8
Other assets	3,333.7	2,912.0	1,938.4
Total assets	3,481.3	3,221.4	2,429.2

Derivative liabilities	137.4	141.6	153.4
Reclamation and closure cost obligations	53.3	50.7	34.2
Long-term debt	397.5	251.7	229.9
Deferred tax liabilities	130.0	146.9	179.2
Other liabilities	371.5	348.1	312.0
Total liabilities	1,089.7	939.0	908.7

Total equity	2,391.6	2,282.4	1,520.5

BALANCE SHEET REVIEW

Assets
At September 30, 2012, New Gold held cash and cash equivalents of $147.6 million. This compares to $309.4 million held at December 31, 2011. The Company’s holdings are all in cash and near cash instruments including bank deposits, term deposits and guaranteed investment certificates.

Gold hedge contracts
Under the terms of the term loan facility entered into by Western Mesquite Mines, Inc. (“WMMI”), as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, WMMI executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability for the sales contracts on completion of the business combination with Western Goldfields Inc. on May 27, 2009. As at September 30, 2012, the remaining gold contracts represent a commitment of 5,500 ounces per month for 27 months with the last commitment deliverable in December 2014 for a total of 148,500 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in IAS 39 and therefore were not designated as cash flow hedges. Accordingly, the period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under IAS 39. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period with changes in the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in Other Comprehensive Income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

On December 16, 2010, a portion of the gold hedges with two counterparties who had previously been lenders in the WMMI loan facility were moved to one of the new banks included in the Company’s revolving credit facility. This resulted in a de-designation and subsequent immediate re-designation of the hedge position. On re-designation, the Company continued to meet the criteria for hedge accounting under IAS 39 in accounting for its gold hedge. As such, the Company continues to account for the hedges in the same manner as it did before the change.

The remaining contracts were marked to market as at September 30, 2012 using the September 30, 2012 gold forward curve, resulting in a cumulative unrealized pre-tax loss of $137.4 million that has been disclosed as a liability and pre-tax losses of $37.2 million to other comprehensive income for the first nine months of 2012.

Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for Mesquite, Cerro San Pedro, Peak Gold Mines, New Afton and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  The Mesquite mine spent $3.2 million in the quarter and $7.7 million in the first nine months of 2012 on accelerated reclamation work

The long-term portion of the liability at September 30, 2012 is $53.3 million compared to $50.7 million at December 31, 2011. Changes in the liability are due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount, and revisions to the discount and foreign currency rates used in the valuation of the obligations.

Long-Term Debt
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At September 30, 2012, the Company had $397.5 million in long-term debt compared to $251.7 million at December 31, 2011.

On April 5, 2012 the Company issued a redemption notice for its Senior Secured Notes, and the redemption took place on May 7, 2012. The Company’s new Senior Unsecured Notes were issued in the U.S high yield debt market on April 5, 2012, mature and become payable on April 15, 2020 and bear interest at a rate of 7% per annum. Approximately $197.6 million of the proceeds were used for the redemption of the Company’s Senior Secured Notes. At September 30, 2012 the face value of the Notes, denominated in U.S. dollars totalled $300 million and the carrying amount totalled $291.8 million. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 each year. Capitalized interest relating to the Senior Secured Notes was $5.2 million for the quarter ended September 30, 2012.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. At September 30, 2012, the aggregate principal of the Debentures was $55.9 million (C$55.0 million) and the carrying amount totalled $49.3 million. The Debentures are accounted for as compound financial instruments comprised of a liability and a derivative liability for the conversion option. Capitalized interest relating to the Debentures was $1.6 million and $1.3 million for the quarter ended September 30, 2012 and 2011, respectively.

On October 5, 2012 New Gold’s stock price exceeded a Current Market Price of 125% of the C$9.35 conversion price of the convertible debentures. The Current Market Price is defined as the weighted average trading price per common share on the Toronto Stock Exchange for the 30 consecutive trading days ending five trading days before the applicable date. As such, on October 11, 2012 New Gold issued a notice of redemption which will result in the Debentures being redeemed for shares on November 20, 2012. The mechanics of the redemption allow for holders to convert the Debentures before the redemption date at the normal conversion price of C$9.35. The Company expects the majority of the Debentures will be converted prior to redemption.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if Cerro San Pedro is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at Cerro San Pedro resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s operating assets at Peak Gold Mines, Mesquite and Cerro San Pedro and a pledge of a certain subsidiaries’ shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		September 30	December 31
	Financial covenant	2012	2011
Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	> $1.46 billion	$2.77 billion	$2.66 billion
Minimum interest coverage ratio (EBITDA to interest)	> 4.0:1.0	15.3	17.5
Maximum leverage ratio (debt to EBITDA)	< 3.0:1.0	0.8	0.5

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company. Based on the Company’s debt to EBITDA ratio, the rate is 2.00% as at September 30, 2012.The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. Based on the Company’s debt to EBITDA ratio, the rate is 0.75% as at September 30, 2012.

As at September 30, 2012, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Gold Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$1.2 million for Blackwater’s reclamation requirements and $18.4 million relating to environmental and reclamation requirements at Cerro San Pedro.  The annual fees are 2.05% of the value of the outstanding letters of credit.

New Gold’s wholly owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of Mesquite. The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allowed the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The related gold hedge extends to the end of 2014 and the related security and covenants were released by the syndicate of banks on December 14, 2010 when New Gold entered into the Facility. The gold hedge is now secured under the Facility and shares in security, on a pari passu basis, with the new lenders. One of the banks under the Facility replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms. The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

Current and Deferred Income Taxes
The net deferred income tax liability decreased from $138.0 million on December 31, 2011 to $114.2 million on September 30, 2012. The deferred tax liability decreased as a result of the recognition of investment tax credits, foreign exchange impact and additional recoveries in the period relating to foreign operation. These were partly offset by an increase in the deferred tax liability of $9.4 million recorded in the quarter as a result of the Chilean government substantively enacting on September 27, 2012, an increase in the Chilean Category 1 income tax rate from 18.5% to 20% that is effective from Jan 1, 2012. The tax rate was scheduled to revert to 17% in 2013 after being temporarily increased. The increase in the tax rate resulted in a remeasurement of relevant deferred tax balances during the quarter.

The current income tax liability decreased from $20.5 million on December 31, 2011 to $10.5 million on September 30, 2012.  The decrease is attributable to payments being made with respect to the Mexican year-end tax liability as well as payment of U.S. withholding tax accrued at December 31, 2011.

LIQUIDITY AND CASH FLOW

As at September 30, 2012, the Company had cash and cash equivalents held by continuing operations of $147.6 million compared to $309.4 million at December 31, 2011. The change in cash in the quarter ended September 30, 2012 was attributed to the following key items:

•
Strong cash flows from gold sales at Mesquite, Peak Gold Mines and Cerro San Pedro which benefited from prevailing average market gold and silver prices of $1,655 and $29.91 per ounce, respectively, during the quarter.

•	Capital and operating expenditures at New Afton, offset partially by cash received from the initial shipment of concentrate from the mine in September.

•	Continuing spending at the Blackwater exploration and development project in British Columbia.

The Company’s cash and cash equivalents are either held in cash or invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. Surplus corporate funds are only invested with approved government or bank counterparties.

As at September 30, 2012, the Company had working capital of $135.3 million. In the opinion of management, the working capital at September 30, 2012, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. Based on our current cash balance and expected incremental cash flow, it is expected that the Company’s existing cash will be sufficient to fully fund El Morro and Blackwater. However, cash projections may require revision if any further acquisitions or external growth opportunities are realized.

During the nine months ended September 30, 2012, the Company had positive net cash generated from continuing operations of $205.3 million and invested a total of $404.0 million in mining interests, including $6.8 million at Mesquite, $7.9 million at Cerro San Pedro, $33.6 million at Peak Gold Mines, $253.3 million at New Afton, $92.6 million at Blackwater and the remainder on other projects.

Liquidity and Capital Resources Outlook
The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Internal growth will focus on New Afton, El Morro and Blackwater; however, there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company may consider expansion opportunities through mergers and acquisitions.

Based on the Company’s current cash balance and planned operating cash flow, it is expected that existing cash will be sufficient to fully fund its planned growth profile. In addition, New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. As at September 30, 2012 the interest rate on New Gold’s share of the capital funded by Goldcorp has been locked in at 4.58% as per the Company’s funding agreement with Goldcorp.

At the end of the quarter, the Company had a cash and cash equivalents balance of $147.6 million. Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds. The Company also expects it will not need external financing to repay its remaining debt in 2014 and 2020 and the El Morro funding agreement with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and prevailing strength of commodity prices and are subject to change if any acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment. At September 30, 2012, these commitments totalled $92.9 million (2011 – $107.6 million), of which all are expected to fall due over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro
The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling, however the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court. During the period of temporary suspension, Goldcorp, the project developer and operator, is focusing on project engineering and related activities in order to maintain the current project schedule. Detailed engineering of pipelines, power line towers and the desalination plant are expected in the fourth quarter of 2012.

Cerro San Pedro Mine
Cerro San Pedro has a history of ongoing legal challenges related primarily to its EIS. On August 5, 2011 a new EIS was granted for Cerro San Pedro. The 2011 EIS contains a number of conditions with which MSX, a wholly owned subsidiary of the Company and operator of the Cerro San Pedro Mine, must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of Cerro San Pedro.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt	-	-	-	300.0	300.0
Interest payable on long-term debt	32.7	46.2	21.0	74.3	174.2
Operating leases and other commitments	96.8	44.7	-	-	141.5
Reclamation and closure cost obligations	3.0	2.0	1.5	61.6	68.1
Total contractual obligations	132.5	92.9	22.5	435.9	683.8

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Secured Notes and Debentures.  On April 5, 2012, the Company issued a redemption notice for its Senior Secured Notes, and the redemption took place on May 7, 2012. The Company’s new Senior Unsecured Notes were issued on April 5, 2012, mature and become payable on April 15, 2020 and bear interest at a rate of 7% per annum. At September 30, 2012 the face value of the Senior Unsecured Notes denominated in U.S. dollars totalled $300.0 million and the carrying amount totalled $291.8 million. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At September 30, 2012, the aggregate principal of the Debentures was $58.8 million (C$55.0 million) with remaining interest payable totalling $5.6 million (C$5.5 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. On October 11, 2012, the Company announced the redemption of its outstanding 5% subordinated convertible debentures due June 28, 2014. Refer to “Subsequent Events” section below for further details.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the quarter ended September 30, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENT

The Company announced on October 11, 2012 the redemption of its outstanding 5% subordinated convertible debentures due June 28, 2014. The aggregate principal amount of the Debentures outstanding is C$55 million as at September 30, 2012. The Company is able to redeem the Debentures early as its share price has traded at a 25% premium to the C$9.35 per share conversion price for a period of 30 days on a volume weighted average basis. As a result of the early redemption, New Gold eliminates the requirement to repay C$55 million in cash on June 28, 2014, as well as the interest payments of C$5.2 million that would have been incurred in the period between redemption and June 28, 2014.

OUTSTANDING SHARES

As at October 31, 2012, there were 462,868,159 common shares of the Company outstanding. The Company had 10,995,506 stock options outstanding under its share option plan, exercisable for 10,995,506 common shares. In addition, the Company had 102,043,215 common share purchase warrants outstanding exercisable for 35,625,766 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold. The calculation of total cash costs per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per ounce of gold sold for Peak Gold Mines and New Afton is net of by-product copper sales revenue.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

TOTAL CASH COSTS PER OUNCE RECONCILIATION
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Operating expenses from continuing operations	88.8	83.6	239.1	225.2
Treatment and refining charges on concentrate sales	3.5	2.8	5.3	7.1
By-product copper and silver sales	(50.5)	(32.2)	(105.6)	(107.5)
Non-cash adjustments	0.4	(5.1)	(0.0)	(5.3)
Total cash costs	42.2	49.1	138.8	119.5
Ounces of gold sold	95,166	93,028	285,769	292,279
Total cash costs per ounce of gold sold	443	528	486	409

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•     Impairment losses

•     Fair value changes of embedded derivative in Senior Secured Notes

•     Gains (losses) on Fair Value Through Profit and Loss financial assets

•     Ineffectiveness of hedging instruments

•     Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt

•     Fair value changes of asset backed commercial paper

•     Gains (losses) on foreign exchange, and

•     Other non-recurring items.

Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax excludes the impact of the increase in the Chilean Category 1 tax rate which was enacted in the third quarter of 2012. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Net earnings before taxes	48.4	56.9	141.0	201.2
Loss on redemption of Senior Secured Notes	-	-	31.8	-
Gain on fair value through profit and loss financial assets	-	-	-	(1.3)
Ineffectiveness on hedging instruments	(0.6)	0.5	1.6	4.2
Realized and unrealized gain on non-hedged derivatives	11.6	24.9	9.1	18.4
Loss (gain) on foreign exchange	3.7	(18.0)	4.7	(20.0)
Other	0.9	0.3	2.5	2.3
Adjusted net earnings before tax	64.0	64.6	190.7	204.8

Income tax expense	(30.6)	(16.2)	(65.9)	(57.2)
Income tax adjustments	9.2	1.1	8.7	(2.0)
Adjusted income tax expense	(21.4)	(15.1)	(57.2)	(59.2)

Adjusted net earnings	42.6	49.5	133.5	145.6
Adjusted earnings per share (basic)	0.09	0.11	0.29	0.34
Adjusted effective tax rate	33%	23%	30%	29%

Cash generated from operations, excluding working capital changes and income taxes paid
“Cash generated from operations, excluding working capital changes and income taxes paid” is a financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as net cash generated from operations excluding the change in non-cash operating working capital and income taxes paid.

Cash generated from operations, excluding working capital changes and income taxes paid, is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

CASH GENERATED FROM OPERATIONS, EXCLUDING WORKING CAPITAL CHANGES AND INCOME TAXES PAID RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Net cash generated from operations	46.7	70.7	129.6	163.7
Add back: Change in non-cash operating working capital	23.5	(12.7)	47.9	15.0
Add back: Income taxes paid	20.4	22.3	75.7	77.1
Cash generated from operations, excluding working capital changes and income taxes paid	90.6	80.3	253.2	255.8

Operating Margin
“Operating margin” is a financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses, and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

OPERATING MARGIN RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Revenues	195.5	175.5	540.4	518.3
Less: Operating expenses	88.8	83.6	239.1	225.2
Operating margin	106.7	91.9	301.3	293.1

Average Realized Price and Average Realized Margin
“Average realized price” and “average realized margin per ounce of gold sold” are financial measures with no standard meaning under IFRS. Management uses these measures to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price excludes from revenues unrealized gains and losses on non-hedge derivative contracts.

Average realized margin represents average realized price per ounce less total cash costs per ounce.

Average realized price and average realized margin are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

AVERAGE REALIZED PRICE AND AVERAGE REALIZED MARGIN RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Revenues from gold sales	148.5	146.1	440.1	418.0
Ounces of gold sold	95,166	93,028	285,769	292,279
Average realized price per ounce of gold sold	1,560	1,570	1,540	1,430
Less: Cash costs per ounce of gold sold	(443)	(528)	(486)	(409)
Average realized margin per ounce of gold sold	1,117	1,042	1,054	1,021

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2011 year-end audited consolidated financial statements and our latest Annual Information Form, dated March 26, 2012 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is and will be subject to environmental regulation in Australia, Mexico, the United States and Canada where it operates, as well as in Canada and Chile where it has development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2011.

As at September 30, 2012
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value Through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	147.6	-	-	-	147.6
Trade and other receivables	67.6	-	-	-	67.6
Investments	-	-	1.0	-	1.0
Financial liabilities
Trade and other payables	-	-	-	122.4	122.4
Long-term debt	-	-	-	397.5	397.5
Gold contracts	-	137.4	-	-	137.4
Warrants	-	149.7	-	-	149.7
Conversion option	-	29.2	-	-	29.2
Share award units	-	4.5	-	-	4.5

As at December 31, 2011
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value Through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	309.4	-	-	-	309.4
Trade and other receivables	37.6	-	-	-	37.6
Investments	-	-	1.8	-	1.8
Prepayment option	-	18.8	-	-	18.8
Reclamation deposits	10.0	-	-	-	10.0
Financial liabilities
Trade and other payables	-	-	-	100.4	100.4
Long-term debt	-	-	-	251.7	251.7
Gold contracts	-	141.6	-	-	141.6
Warrants	-	143.6	-	-	143.6
Conversion option	-	24.0	-	-	24.0
Share award units	-	5.3	-	-	5.3

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at September 30, 2012 is not considered to be high.

The Company’s maximum exposure to credit risk at September 30, 2012 and December 31, 2011 is as follows:

	September 30	December 31
(in millions of U.S. dollars)	2012	2011
Cash and cash equivalents	147.6	309.4
Trade receivables	67.6	37.6
Reclamation deposits and other	-	14.9
Total financial instruments subject to credit risk	213.6	361.9

The aging of accounts receivable at September 30, 2012 and December 31, 2011 is as follows:

						September 30	December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2012 Total	2011 Total
Mesquite	0.5	-	-	-	-	0.5	0.4
Cerro San Pedro	2.6	-	-	-	1.9	4.5	4.7
Peak Gold Mines	9.0	-	-	-	-	9.0	5.6
New Afton	33.5	-	9.2	0.2	-	42.9	6.2
Blackwater	9.7	-	-	-	-	9.7	6.8
Corporate	1.0	-	-	-	-	1.0	3.9
Total trade receivables	56.3	-	9.2	0.2	1.9	67.6	37.6

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19 to our audited consolidated financial statements for the year ended December 31, 2011.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows; however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19 to our audited consolidated financial statements for the year ended December 31, 2011.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statements of financial position.

					September 30	December 31
(in millions of U.S. dollars)	Less than 1 year	2-3 years	4-5 years	After 5 years	2012 Total	2011 Total
Trade and other payables	122.4	-	-	-	122.4	100.4
Long-term debt	-	-	55.9	300.0	355.9	238.0
Interest payable on long-term debt	32.7	46.2	21.0	74.3	174.2	107.9
Gold contracts	62.6	74.8	-	-	137.4	141.6
Total trade receivables	217.5	121.0	76.9	374.3	789.7	587.9

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at September 30, 2012
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	10.2	9.2	0.5	0.0
Trade and other receivables	52.1	1.2	4.4	-
Trade and other payables	(70.4)	(19.8)	(16.6)	-
Reclamation and closure cost obligations	(9.3)	(17.1)	(17.1)	-
Warrants	(149.7)	-	-	-
Conversion option on convertible debt	(29.2)	-	-	-
Share award units	(4.5)	-	-	-
Long-term debt	(49.4)	-	-	-
Gross balance exposure	(250.2)	(26.5)	(28.8)	0.0

As December 31, 2011
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	75.3	20.8	2.3	0.0
Trade and other receivables	27.0	1.2	4.7	-
Prepayment option	18.8	-	-	-
Trade and other payables	(46.5)	(22.3)	(33.9)	-
Reclamation and closure cost obligations	(8.6)	(17.1)	(15.8)	-
Warrants	(143.6)	-	-	-
Conversion option on convertible debt	(24.0)	-	-	-
Share award units	(5.3)	-	-	-
Long-term debt	(221.5)	-	-	-
Gross balance exposure	(328.4)	(26.0)	(42.7)	0.0

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	September 30	December 31
(in millions of U.S. dollars)	2012	2011
Canadian dollar	(25.4)	(32.8)
Australian dollar	(2.6)	(1.7)
Mexican peso	(3.0)	(4.3)
Chilean peso	0.0	0.0
Total translation risk exposure	(31.0)	(38.8)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The Facility interest is variable; however the Facility is undrawn as at September 30, 2012.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $2.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk. Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•     the strength of the U.S. economy and the economies of other industrialized and developing nations

•     global or regional political or economic crises

•     the relative strength of the U.S. dollar and other currencies

•     expectations with respect to the rate of inflation

•     interest rates

•     purchases and sales of gold by central banks and other holders

•     demand for jewelry containing gold, and

•     investment activity, including speculation, in gold as a commodity

The Company acquired gold contracts which mitigate the effects of price changes. The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a) of the notes to the interim condensed consolidated financial statements. At September 30, 2012 the Company had remaining gold forward sales contracts for 148,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 27 months.

During the quarter, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,556 to $1,785 per ounce, and by copper prices in the range of $3.32 to $3.81 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at September 30, 2012, working capital includes unpriced gold and copper concentrate receivables totalling 9,684 ounces of gold and 9.9 million pounds of copper. A $100 change in gold price per ounce would have an impact of $1.0 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $1.0 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Three months ended September 30
	2012	2012	2011	2011
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	14.9	24.7	14.6	31.8
Silver price	1.5	-	1.6	-
Copper price	3.4	-	1.4	-
Fuel price	1.9	-	1.2	-
Warrants	15.0	-	14.7	-
Conversion option on convertible debt	2.9	-	4.7	-
Share aware units	0.7	-	0.9	-
Total price risk exposure	39.6	(26.0)	39.1	31.8

Nine months ended September 30
	2012	2012	2011	2011
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	44.0	24.7	41.8	31.8
Silver price	4.6	-	4.8	-
Copper price	5.7	-	5.7	-
Fuel price	4.3	-	3.8	-
Warrants	15.0	-	14.7	-
Conversion option on convertible debt	2.9	-	4.7	-
Share aware units	0.7	-	0.9	-
Total price risk exposure	76.5	(26.0)	76.4	31.8

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company’s critical accounting policies in the audited condensed consolidated financial statements for the year ended December 31, 2011. These significant accounting policies have been consistently applied in the preparation of the accompanying unaudited condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2012, except for recent accounting pronouncements as noted in Note 2(b).

For a discussion of recent accounting pronouncements, please refer to Note 2(b) of the accompanying unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2012.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as at September 30, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2011. Deloitte & Touche LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with National Instrument 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this document, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this document, other than statements of historical fact, that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to Mexico where Cerro San Pedro has a history of ongoing legal challenges to its EIS, acquiring necessary permits for the Blackwater Project and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the Company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

The scientific and technical information contained in this MD&A has been approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of New Gold.